UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-19954
CUSIP NUMBER 47733C-20-7

(Check One):     [X] Form 10-K     [ ] Form 20-F     [ ] Form 11-K     [ ] Form 10-Q     [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended:         August 31, 2003
[   ] Transition Report on Form 10-K                         [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F                          [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Full name of registrant      Jewett Cameron Trading Company Ltd.
Former name if applicable
Address of Principal Executive Office (Street and Number) 32275 NW Hillcrest
City, State and Zip Code North Plains, Oregon  97133

PART II — RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Audited Financial Statements for the Fiscal Year Ended August 31, 2003 are not yet available.

PART IV — OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification

              Donald M. Boone                                       (503)                         647-0110
                       (Name)                                          (Area Code)            (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X] Yes [   ] No

      If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting higher sales for the year ended August 31, 2003 compared to 2002 due to the contribution of Greenwood Products Inc., but lower earnings due to the difficult economic climate. The quantitative amount of the decline in earnings cannot be determined until the completion of the audit.

Jewett Cameron Trading Company Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date  November 26, 2003        By     /s/ Donald M. Boone
                                                  Donald M. Boone
                                                  President, CEO and Director